

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 19, 2018

Via E-mail
John McFarland
Senior Vice President, General Counsel & Secretary
Synaptics Incorporated
1251 McKay Drive
San Jose, California 95131

> **Re: Synaptics Incorporated**
> **10-K for Fiscal Year Ended June 24, 2017**
> **Filed August 18, 2017**
> **File No. 000-49602**

Dear Mr. McFarland:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   You state on page 11 of the 10-K that Samsung accounted for 21% of your net revenue in fiscal year 2016 and that your leading OEM customers in fiscal year 2016 included Huawei. Press releases from 2016 on your website announced that your touch and display driver integration technology was selected for Samsung's On5 and On7 smartphones and Huawei's Mate 9 smartphone. We are aware of publicly available information indicating that Samsung's On7 and On9 and Huawei's Mate 9 smartphones are available for sale in both Sudan and Syria.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria since your letter to us dated February 6, 2015, whether through subsidiaries, distributors, resellers, customers or other direct or indirect arrangements.

2. We are aware of news articles stating that Huawei is effectively barred from selling telecommunications network equipment in the U.S. and that the Department of Commerce is investigating Huawei for its alleged export or re-export of U.S. technology to Iran, Sudan and Syria in violation of U.S. export control laws. Please address for us the possibility that this information will have adverse reputational and other effects upon you because of your business relationship with Huawei.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
Assistant Director
Division of Corporation Finance